Neffs Bancorp, Inc.

Annual Report 2001


The Neffs National Bank

NEFFS BANCORP, INC. and Subsidiary

CONSOLIDATED FINANCIAL REPORT

December 31, 2001

DIRECTORS OF THE CORPORATION AND BANK

Herman P. Snyder

John J. Remaley

Elmer H. Handwerk

Robert B. Heintzelman

Robert L. Wagner

John F. Simock

OFFICERS OF THE CORPORATION

John J. Remaley
President

Herman P. Snyder
Vice President

Elmer H. Handwerk
Secretary/Treasurer

OFFICERS OF THE BANK

Herman P. Snyder
Chairman of the Board

John J. Remaley
President

Kevin A. Schmidt
Executive Vice President and
Chief Executive Officer

Elmer H. Handwerk
Vice President

Duane J. Costenbader
Cashier and Chief Operations Officer

Carol L. Jones
Assistant Cashier and
Operations Officer

March 8, 2002

Dear Shareholder:

The uncertainty of those frightful days of the year two thousand and one kept the staff and management of your corporation grasping for answers to questions unfamiliar to even the most experienced persons. Continual new events exposed our people to heightened levels, and demanded peak performance from each of them. Our constant testing for the unexpected proved to be invaluable, for our year ended incident-free.

The impact of the spiraling economy, coupled with worldwide uneasiness made the goals more difficult to achieve, and our forecasts further off-target. Things that were previously "routine" became obstacles requiring further study and attention.

But in spite of the uncertainty, the spiraling economy, and the worldwide uneasiness, your corporation continued on its path of excellence, achieving significant growth and profitability. Soundness was not compromised in meeting the challenges necessitated to reach new corporate highs. Total assets now exceed $156,448,000, with net income at $2,514,209. The value of your investment continues to grow, with the book value of each share now at $155.26.

The combined expertise of the members of the board of directors was again exemplified in the leadership each of them provided. The board addressed one of the continuing concerns involving the corporation's clientele and their utilization of the bank's facilities. With the addition of two lanes of customer drive-thru service, that unit was expanded to meet the increasing use of the auto banking facilities. The project, completed in November, has significantly reduced the time our customers wait in line for service.

The hard work of the directors, the management and the staff has combined to make the year an outstanding one. Collectively, the effort achieved great results; individually, the entire team learned from the many challenges they faced. Their dedication exemplifies the true value of all involved. But the accomplishments would have been greatly diminished, had it not been for the trust and confidence of you, the shareholder.

Cordially yours,
John J. Remaley
President

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Neffs Bancorp, Inc. and Subsidiary
Neffs, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Neffs Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Neffs Bancorp, Inc. and subsidiary for the year ended December 31, 1999 were audited by other auditors whose report, dated January 7, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neffs Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Pittsburgh, Pennsylvania
January 10, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
Cash and due from banks	**$ 2,908,718**	$ 2,162,655
Interest bearing deposits with banks	**44,758**	48,988
Federal funds sold	**2,076,000**	46,000
Securities available for sale	**5,432,726**	3,218,424
Securities held to maturity, market value 2001 $69,593,475; 2000 $63,449,954	**70,221,117**	64,811,089
Loans	**72,615,778**	70,009,809
Allowance for loan losses	**(445,419)**	(439,983)
Net Loans	**72,170,359**	69,569,826
Premises and equipment, net	**2,319,314**	2,103,743
Other assets	**1,275,837**	1,454,494
Total Assets	**$156,448,829**	$143,415,219

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Deposits:		
Non-interest bearing	**$ 11,592,841**	$ 12,236,587
Interest bearing	**113,339,425**	101,484,636
Total Deposits	**124,932,266**	113,721,223
Other liabilities	**1,018,976**	1,033,932
Total Liabilities	**125,951,242**	114,755,155
Stockholders' equity:		
Common stock, $1 par value; authorized 2,500,000 shares; issued 200,000 shares; outstanding 2001 196,431 shares; 2000 197,084 shares	**200,000**	200,000
Additional paid-in capital	**608,605**	608,605
Retained earnings	**30,404,437**	28,322,376
Accumulated other comprehensive income (loss), net of deferred taxes 2001 $(51,657); 2000 $8,719	**(100,274)**	16,925
Treasury stock, at cost 2001 3,569 shares; 2000 2,916 shares	**(615,181)**	(487,842)
Total Stockholders' Equity	**30,497,587**	28,660,064
Total Liabilities and Stockholders' Equity	**$156,448,829**	$143,415,219

See notes to consolidated financial statements.

NEFFS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	**2000**	**1999**
INTEREST INCOME			
Interest and fees on loans	**$5,813,187**	$5,479,582	$5,105,769
Interest and dividends on investments:			
Taxable	**3,042,542**	3,134,199	3,010,294
Exempt from federal income taxes	**1,121,563**	1,074,958	1,068,910
Interest on federal funds sold	**98,476**	12,740	131,511
Total Interest Income	**10,075,768**	9,701,479	9,316,484
INTEREST EXPENSE			
Interest on deposits	**5,094,616**	4,668,857	4,583,732
Interest on short-term borrowings	**3,213**	47,167	3,073
Total Interest Expense	**5,097,829**	4,716,024	4,586,805
Net Interest Income	**4,977,939**	4,985,455	4,729,679
PROVISION FOR LOAN LOSSES	**37,000**	-	-
Net Interest Income after Provision for Loan Losses	**4,940,939**	4,985,455	4,729,679
OTHER INCOME			
Service charges on deposit accounts	**161,913**	156,960	152,025
Other service charges and fees	**73,308**	87,984	89,854
Gain on sale of foreclosed real estate	**7,334**	-	21,957
Other income	**22,024**	56,346	178,354
Net security gains	**5,152**	-	-
Total Other Income	**269,731**	301,290	442,190
OTHER EXPENSES			
Salaries and employee benefits	**931,058**	868,569	803,671
Occupancy	**112,337**	101,265	99,012
Furniture and equipment	**126,246**	143,936	176,168
Pennsylvania shares tax	**260,846**	239,151	216,927
Other operating	**560,275**	431,839	401,448
Total Other Expenses	**1,990,762**	1,784,760	1,697,226
Income before Income Taxes	**3,219,908**	3,501,985	3,474,643
INCOME TAX (BENEFIT) EXPENSE:			
Current	**731,214**	834,932	852,869
Deferred	**(25,515)**	8,177	(9,730)
	705,699	843,109	843,139
Net Income	**$2,514,209**	$2,658,876	$2,631,504
EARNINGS PER SHARE, BASIC AND DILUTED	**$ 12.80**	$ 13.43	$ 13.25
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**196,474**	197,940	198,563

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
BALANCE - DECEMBER 31, 1998	$200,000	$526,862	$23,845,619	$112,580	($147,022)	$24,538,039
Comprehensive income:						
Net income	-	-	2,631,504	-	-	2,631,504
Change in unrealized net losses on securities available for sale	-	-	-	(118,520)	-	(118,520)
Total Comprehensive Income						2,512,984
Cash dividends declared on common stock, $2.00 per share	-	-	(397,231)	-	-	(397,231)
Sale of treasury stock	-	81,743	-	-	57,603	139,346
BALANCE - DECEMBER 31, 1999	200,000	608,605	26,079,892	(5,940)	(89,419)	26,793,138
Comprehensive income:						
Net income	-	-	2,658,876	-	-	2,658,876
Change in unrealized net gains on securities available for sale	-	-	-	22,865	-	22,865
Total Comprehensive Income						2,681,741
Cash dividends declared on common stock, $2.10 per share	-	-	(416,392)	-	-	(416,392)
Purchase of treasury stock	-	-	-	-	(398,423)	(398,423)
BALANCE - DECEMBER 31, 2000	200,000	608,605	28,322,376	16,925	(487,842)	28,660,064
Comprehensive income:						
Net income	-	-	**2,514,209**	-	-	**2,514,209**
Change in unrealized net losses on securities available for sale	-	-	-	**(117,199)**	-	**(117,199)**
Total Comprehensive Loss						**2,397,010**
Cash dividends declared on common stock, $2.20 per share	-	-	**(432,148)**	-	-	**(432,148)**
Purchase of treasury stock	-	-	-	-	**(127,339)**	**(127,339)**
BALANCE - DECEMBER 31, 2001	**$200,000**	**$608,605**	**$30,404,437**	**($100,274)**	**($615,181)**	**$30,497,587**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	**2000**	**1999**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$2,514,209**	$2,658,876	$2,631,504
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**106,833**	134,400	167,839
Provision for loan losses	**37,000**	-	-
Gain on sale of foreclosed real estate	**(7,334)**	-	(21,957)
Net accretion of securities	**(430,522)**	(314,556)	(267,651)
Net security gains	**(5,152)**	-	-
Deferred income tax (benefit) expense	**(25,515)**	8,177	(9,730)
(Increase) decrease in assets:			
Accrued interest receivable	**186,387**	(54,535)	(79,816)
Other assets	**(10,825)**	(14,640)	(5,230)
Increase (decrease) in liabilities:			
Accrued interest payable	**(26,532)**	117,582	(18,080)
Income taxes	**(7,928)**	(47,327)	60,969
Other liabilities	**11,576**	(3,032)	24,612
Net Cash Provided by Operating Activities	**2,342,197**	2,484,945	2,482,460
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase (decrease) in interest bearing deposits with banks	**4,230**	10,899	(31,763)
Net (increase) decrease in federal funds sold	**(2,030,000)**	(46,000)	6,010,000
Purchases of securities available for sale	**(3,582,756)**	(30,500)	(5,000)
Purchases of securities held to maturity	**(33,356,701)**	(3,051,789)	(17,552,129)
Proceeds from maturities and principal repayments of securities available for sale	**1,190,879**	147,278	1,805,135
Proceeds from maturities/calls of securities held to maturity	**28,382,347**	3,332,683	8,519,931
Net increase in loans	**(2,637,533)**	(5,988,491)	(4,159,286)
Proceeds from sale of foreclosed real estate	**104,248**	39,358	138,784
Purchases of premises and equipment	**(322,404)**	(287,318)	(42,739)
Net Cash Used in Investing Activities	**(12,247,690)**	(5,873,880)	(5,317,067)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	**11,211,043**	4,507,404	2,094,943
Increase (decrease) in short-term borrowings	**-**	(435,000)	435,000
Dividends paid	**(432,148)**	(416,392)	(397,231)
Purchases of treasury stock	**(127,339)**	(398,423)	-
Sales of treasury stock	**-**	-	139,346
Net Cash Provided by Financing Activities	**10,651,556**	3,257,589	2,272,058
Net Increase (Decrease) in Cash and Cash Equivalents	**746,063**	(131,346)	(562,549)
CASH AND CASH EQUIVALENTS - BEGINNING	**2,162,655**	2,294,001	2,856,550
CASH AND CASH EQUIVALENTS - ENDING	**$2,908,718**	$2,162,655	$2,294,001
SUPPLEMENTARY CASH FLOWS INFORMATION			
Interest paid	**$5,124,361**	$4,598,442	$4,604,885
Income taxes paid	**$ 734,717**	$ 891,632	$ 677,200

See notes to consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Neffs Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Neffs National Bank (the "Bank"). All material intercompany transactions have been eliminated.

Nature of Operations

The Bank operates from one location in Lehigh County, Pennsylvania. The primary source of revenue is providing residential mortgages, consumer loans and commercial loans to customers located within the Lehigh Valley.

Estimates

In preparing financial statements in conformity with generally accepted accounting principles ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "securities held to maturity" and are reported at amortized cost. Debt and equity securities not classified as held to maturity securities are classified as "securities available for sale" and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Premiums and discounts are recognized as interest income using the interest method over the terms of the securities.

Net gain or loss on the sale of securities is determined using the specific identification method.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.

Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual residential and consumer loans for impairment disclosures.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. For financial statement reporting and income tax purposes, depreciation is computed both on the straight-line and accelerated methods over the estimated useful lives of the premises and equipment. Charges for maintenance and repairs are expensed as incurred.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2001, 2000 and 1999 was $26,000, $19,000 and $23,000, respectively.

Income Taxes

Certain income and expense items are accounted for in different years for financial reporting purposes than for income tax purposes. Deferred taxes are provided to recognize these temporary differences. The principal items involved are discount accretion on securities, provision for loan losses and alternative minimum tax ("AMT") credits. Income tax expense is not proportionate to earnings before taxes, principally because income from obligations of states and political subdivisions is nontaxable.

Earnings Per Share

Earnings per share data is based on the weighted average shares of common stock outstanding during each year. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Employee Benefit Plan

The Bank has a non-contributory defined contribution pension plan covering all employees having at least one year of service. Contribution amounts are determined annually by the Corporation and are charged to current operating expense. The expense amounted to $59,105, $57,742 and $56,838 for 2001, 2000 and 1999, respectively.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Corporation has defined cash and cash equivalents as cash on hand and amounts due from banks.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

In June of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should *not* be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement will become effective for the Corporation in January of 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 should be accounted for in accordance with the provisions of this Statement. At December 31, 2001, the Corporation had no goodwill or intangible assets on its balance sheet.

In July of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Corporation on January 1, 2003.

In August of 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement will be effective for the Corporation on January 1, 2002.

Adoption of these statements is not expected to have a material impact on the Corporation's financial condition or results of operations.

NOTE 2 - CASH AND DUE FROM BANKS

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.). Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The Bank also, from time to time, maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The reserve requirement at December 31, 2001 and 2000 was $347,000 and $375,000, respectively.

NOTE 3 - SECURITIES

The amortized cost and fair values of securities are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE SECURITIES:				
U.S. Treasury securities	**$ 998,871**	**$18,629**	**$ -**	**$1,017,500**
Mortgage-backed securities	**4,062,486**	**3,365**	**173,925**	**3,891,926**
Equity securities	**523,300**	**-**	**-**	**523,300**
	$5,584,657	**$21,994**	**$173,925**	**$5,432,726**

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE SECURITIES:				
U.S. Treasury securities	$1,997,449	$31,926	$ -	$2,029,375
Mortgage-backed securities	676,131	-	6,282	669,849
Equity securities	519,200	-	-	519,200
	$3,192,780	$31,926	$6,282	$3,218,424

NOTE 3 - SECURITIES (CONTINUED)

	December 31, 2001			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
HELD TO MATURITY SECURITIES:				
Obligations of U.S. government agencies	**$17,807,401**	**$175,884**	**$219,406**	**$17,763,879**
Obligations of states and political subdivisions	**30,803,805**	**234,184**	**490,358**	**30,547,631**
Other securities	**11,936,092**	**135,744**	**384,037**	**11,687,799**
Mortgage-backed securities	**9,673,819**	**29,464**	**109,117**	**9,594,166**
	$70,221,117	**$575,276**	**$1,202,918**	**$69,593,475**

	December 31, 2000			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
HELD TO MATURITY SECURITIES:				
Obligations of U.S. government agencies	$29,337,900	$ 44,071	$ 601,578	$28,780,393
Obligations of states and political subdivisions	22,040,170	175,897	233,527	21,982,540
Other securities	11,647,982	26,821	771,834	10,902,969
Mortgage-backed securities	1,785,037	11,993	12,978	1,784,052
	$64,811,089	$258,782	$1,619,917	$63,449,954

Included in equity securities are nonmarketable equity securities of the Federal Reserve Bank, Atlantic Central Bankers Bank and Federal Home Loan Bank in the amount of $523,300 and $519,200, respectively, at December 31, 2001 and 2000. These equity securities are carried at cost.

NOTE 3 - SECURITIES (CONTINUED)

The amortized cost and fair values of securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale Securities		Held to Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 498,871	$ 514,140	$ 2,473,832	$ 2,523,195
Due after one year through five years	500,000	503,360	6,524,639	6,709,318
Due after five years through ten years	-	-	12,468,688	12,600,703
Due after ten years	-	-	39,080,139	38,166,093
	998,871	1,017,500	60,547,298	59,999,309
Mortgage-backed securities	4,062,486	3,891,926	9,673,819	9,594,166
Equity securities	523,300	523,300	-	-
	$5,584,657	$5,432,726	$70,221,117	$69,593,475

Gross gains of $5,152, $-0- and $-0- were realized on calls of securities during 2001, 2000 and 1999, respectively. There were no gross realized losses during 2001, 2000 and 1999.

The changes in net unrealized holding gain (loss) on securities available for sale that has been included in other comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Gross change in unrealized gains (losses) on securities available for sale	($172,423)	$34,644	($179,576)
Reclassification adjustment for gains realized in income	(5,152)	-	-
Net unrealized gains (losses)	(177,575)	34,644	(179,576)
Deferred taxes	(60,376)	11,779	(61,056)
Net Chance in Unrealized Gains (Losses) on Securities Available for Sale	($117,199)	$22,865	($118,520)

Securities with amortized cost and fair values of approximately $3,500,000 and $3,596,888 at December 31, 2001, and $3,247,185 and $3,273,955 at December 31, 2000, were pledged to secure public deposits and for other purposes required or permitted by law.

The Corporation did not hold any derivative financial instruments such as futures, forwards, swap or option contracts at December 31, 2001 and 2000. Also included in the investment portfolio are mortgage-backed securities which are subject to prepayment risk as a result of interest rate fluctuations.

NOTE 4 - LOANS

The composition of the Corporation's loan portfolio at December 31, 2001 and 2000 is as follows:

	2001	2000
Commercial	**$ 4,578,762**	$ 5,968,725
Commercial real estate	**10,280,965**	7,378,405
Residential real estate	**39,490,618**	34,709,573
Real estate construction	**1,095,303**	3,689,695
Home equity	**10,882,134**	12,078,243
Other consumer	**6,287,996**	6,185,168
Total Loans Outstanding	**$72,615,778**	$70,009,809

The Corporation grants commercial loans, residential mortgages and consumer loans to customers located within the Lehigh Valley. Although the Corporation has a diversified portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are summarized as follows:

	2001	2000	1999
Balance, January 1	**$439,983**	$461,342	$471,395
Provisions for loan losses	**37,000**	-	-
Recoveries on loans previously charged off	**5,207**	4,156	1,081
Loans charged off	**(36,771)**	(25,515)	(11,134)
	5,436	(21,359)	(10,053)
Balance, December 31	**$445,419**	$439,983	$461,342

Impairment of loans having recorded investments of $464,802 and $-0- at December 31, 2001 and 2000, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 2001, 2000 and 1999 was $598,693, $101,597 and $432,159, respectively. The total allowance for loan losses related to these loans was $-0- at December 31, 2001 and 2000. Interest income on impaired loans of $42,212, $17,980 and $14,866 was recognized for cash payments received in 2001, 2000 and 1999, respectively.

NOTE 6 - PREMISES AND EQUIPMENT

The depreciation provision charged to operating expense amounted to $106,833, $134,400 and $167,839 in 2001, 2000 and 1999, respectively. The following summarizes premises and equipment at December 31, 2001 and 2000:

	2001	2000
Premises	**$2,535,245**	$2,221,297
Construction in progress	**-**	14,371
Furniture, fixtures and equipment	**1,300,662**	1,277,835
	3,835,907	3,513,503
Accumulated depreciation	**(1,755,094)**	(1,648,261)
	2,080,813	1,865,242
Land	**238,501**	238,501
	$2,319,314	$2,103,743

NOTE 7 - INTEREST BEARING DEPOSITS

Interest bearing deposits include certificates of deposit issued in denominations of $100,000 or greater which amounted to $13,088,271 and $15,226,607 at December 31, 2001 and 2000, respectively. Interest expense related to certificates of $100,000 or greater was $1,015,000, $636,243 and $879,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Interest bearing deposits at December 31, 2001 and 2000 are further detailed as follows:

	2001	2000
Savings accounts	**$ 34,834,664**	$ 27,448,540
NOW accounts	**8,235,931**	7,873,397
Certificates and other time deposits	**70,268,830**	66,162,699
	$113,339,425	$101,484,636

NOTE 7 - INTEREST BEARING DEPOSITS (CONTINUED)

Included in time deposits at December 31, 2001 were certificates of deposit with the following scheduled maturities:

2002	**$28,253,454**
2003	**19,697,751**
2004	**4,378,606**
2005	**10,690,727**
2006	**7,248,292**
	$70,268,830

NOTE 8 - BORROWINGS

The Bank has a line of credit commitment available from the Atlantic Central Bankers Bank for borrowings up to $4,000,000 in federal funds. Borrowings on this line are repaid on a daily basis. There were no borrowings under this line of credit as of December 31, 2001 and 2000.

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $55,864,000. There were no borrowings outstanding at December 31, 2001 and 2000. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 9 - INCOME TAXES

The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

	2001	**2000**
Unrealized losses on securities available for sale	**$ 51,657**	$ -
Allowance for loan losses	**100,298**	98,450
Accrued benefits	**10,681**	8,302
Total Deferred Tax Assets	**162,636**	106,752
Securities accretion	**36,929**	58,217
Unrealized gains on securities available for sale	**-**	8,719
Total Deferred Tax Liabilities	**36,929**	66,936
Net Deferred Tax Asset	**$125,707**	$ 39,816

NOTE 9 - INCOME TAXES (CONTINUED)

The total tax provision for financial reporting purposes differs from the amount computed by applying the statutory income tax rate to income before income taxes. The differences at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Tax at statutory rate	**$1,094,769**	$1,190,223	$1,181,379
Increase (decrease) resulting from:			
Nontaxable interest income	**(453,400)**	(402,143)	(393,478)
Other	**64,330**	55,029	55,238
	$ 705,699	$ 843,109	$ 843,139

NOTE 10 - RELATED PARTY TRANSACTIONS

Some of the Corporation's or the Bank's directors, principal officers, principal shareholders and their related interests had transactions with the Bank in the ordinary course of business during 2001. All loans and loans commitments were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future.

The aggregate amount of credit extended to these directors and principal officers was $714,538 and $840,874 at December 31, 2001 and 2000, respectively.

The following is an analysis of loans to these parties during 2001:

Balances, January 1, 2001	**$840,874**
Advances	**138,563**
Repayments	**(264,899)**
Balances, December 31, 2001	**$714,538**

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contract or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The following table identifies the contract or notional amount of those instruments at December 31, 2001 and 2000:

	2001	**2000**
Financial instruments whose contract amounts represent credit risk:		
Commitments to grant loans	**$1,885,663**	$4,278,513
Unfunded commitments under lines of credit	**1,265,012**	917,330
Letters of credit	**194,791**	640,557
	$3,345,466	$5,836,400

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Letters of credit written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 12 - CONTINGENCIES AND COMMITMENTS

There are no material legal proceedings to which the Corporation or the Bank are a party, except proceedings which arise in the normal course of business and, in the opinion of management, will not have a material effect on the consolidated financial position of the Corporation and the Bank.

NOTE 13 - DIVIDEND RESTRICTIONS

The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of the Currency. At December 31, 2001, dividends were restricted not to exceed \$5,949,000. These restrictions have not had, and are not expected to have, a significant impact on the Corporation's ability to meet its cash obligations.

NOTE 14 - CAPITAL REQUIREMENTS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 14 - CAPITAL REQUIREMENTS (CONTINUED)

The Corporation and Bank's actual capital ratios as of December 31, 2001 and 2000, and the maximum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
	(Dollar Amounts in Thousands)					
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	**$31,043**	**37.6 %**	**$≥6,613**	**≥8.0 %**	**N/A**	
The Neffs National Bank	**30,770**	**37.3**	**≥6,594**	**≥8.0**	**$≥8,243**	**≥10.0 %**
Tier 1 capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	**30,598**	**37.0**	**≥3,306**	**≥4.0**	**N/A**	
The Neffs National Bank	**30,325**	**36.8**	**≥3,297**	**≥4.0**	**≥4,946**	**≥ 6.0**
Tier 1 capital (to average assets):						
Neffs Bancorp, Inc.	**30,598**	**20.1**	**≥6,085**	**≥4.0**	**N/A**	
The Neffs National Bank	**30,325**	**19.9**	**≥6,085**	**≥4.0**	**≥7,606**	**≥ 5.0**
As of December 31, 2000:						
Total capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	$29,083	34.8 %	$≥6,683	≥8.0 %	N/A	
The Neffs National Bank	28,844	34.5	≥6,683	≥8.0	$≥8,354	≥10.0 %
Tier 1 capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	28,643	34.3	≥3,342	≥4.0	N/A	
The Neffs National Bank	28,404	34.0	≥3,342	≥4.0	≥5,012	≥ 6.0
Tier 1 capital (to average assets):						
Neffs Bancorp, Inc.	28,643	20.5	≥5,587	≥4.0	N/A	
The Neffs National Bank	28,404	20.3	≥5,587	≥4.0	≥6,984	≥ 5.0

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Below are various estimated fair values at December 31, 2001 and 2000, as required by Statement of Financial Accounting Standards No. 107 ("FAS 107"). Such information, which pertains to the Corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation. It is the Corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Corporation in estimating financial instrument fair values:

Cash and Due from Banks, Interest-Bearing Deposits with Banks and Federal Funds Sold

The balance sheet carrying amounts for cash and due from banks interest-bearing deposits with banks and federal funds sold approximate the estimated fair values of such assets.

Securities

Fair values for securities held to maturity and securities available for sale are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of nonmarketable equity securities, such as Federal Reserve Bank stock, Atlantic Central Bankers Bank stock and Federal Home Loan Bank stock, is considered a reasonable estimate of fair value.

Loans Receivable

Fair values of variable rate loans subject to frequent repricing and which entail no significant credit risk are based on the carrying values. The estimated fair values of other loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest is considered a reasonable estimate of fair value.

Deposit Liabilities

For deposits which are payable on demand, the carrying value is a reasonable estimate of fair value. The carrying amounts of variable rate time deposit accounts and certificates of deposit approximate their fair values at the report date. Fair values of fixed rate time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities. The carrying amount of accrued interest approximates its fair value.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and short-term investments	**$ 5,029,476**	**$ 5,029,476**	$ 2,257,643	$ 2,257,643
Securities available for sale	**5,432,726**	**5,432,726**	3,218,424	3,218,424
Securities held to maturity	**70,221,117**	**69,593,475**	64,811,089	63,449,954
Loan, net of allowance	**72,170,359**	**74,721,275**	69,569,826	70,474,770
Accrued interest receivable	**1,079,353**	**1,079,353**	1,265,740	1,265,740
Financial liabilities:				
Deposits	**124,932,266**	**127,620,412**	113,721,223	113,592,296
Accrued interest payable	**963,820**	**963,820**	990,352	990,352
Off-balance sheet financial instruments:				
Commitments to extend credit	-	-	-	-

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF NEFFS BANCORP, INC. (PARENT ONLY)

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash	**$ 261**	$ -
Investment in subsidiary	**30,221,504**	28,421,234
Premises and equipment	**232,907**	236,770
Other assets	**42,915**	5,427
	$30,497,587	$28,663,431
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liability, accounts payable	**$ -**	$ 3,367
Stockholders' equity	**30,497,587**	28,660,064
	$30,497,587	$28,663,431

STATEMENTS OF INCOME

	Years Ended December 31, 2001	2000	1999
Dividends from subsidiary	**$ 669,149**	$ 880,662	$ 397,231
Expenses	**109,709**	14,295	7, 7,679
	559,440	866,367	389,552
Applicable tax benefit	**37,300**	4,373	2,611
	596,740	870,740	392,163
Equity in undistributed earnings of subsidiary	**1,917,469**	1,788,136	2,239,341
Net Income	**$2,514,209**	$2,658,876	$2,631,504

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF NEFFS BANCORP, INC. (PARENT ONLY) (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	**2000**	**1999**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$2,514,209**	$2,658,876	$2,631,504
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**6,383**	-	-
Equity in undistributed earnings of subsidiary	**(1,917,469)**	(1,788,136)	(2,239,341)
(Increase) decrease in other assets	**(37,488)**	4,197	(2,611)
Increase (decrease) in accounts payable	**(3,367)**	3,367	-
Net Cash Provided by Operating Activities	**562,268**	878,304	389,552
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchases of premises and equipment	**(2,520)**	(231,770)	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	**(432,148)**	(416,392)	(397,231)
Purchase of treasury stock	**(127,339)**	(398,423)	-
Sale of treasury stock	**-**	-	139,346
Net Cash Used in Financial Activities	**(559,487)**	(814,815)	(257,885)
Increase (Decrease) in Cash	**261**	(168,281)	126,667
Cash:			
Beginning	**-**	168,281	41,614
Ending	**$ 261**	$ -	$ 168,281

NEFFS BANCORP, INC. AND SUBSIDIARY
SELECTED FINANCIAL DATA (Unaudited)

The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with Management's Discussion and Analysis of Financial Condition and Result of Operation.

	31-Dec				
(IN THOUSANDS EXCEPT PER SHARE DATA)	2001	2000	1999	1998	1997
Interest Income					
Interest and fees on loans	$ 5,813	$ 5,479	$ 5,106	$ 5,010	$ 4,911
Interest and dividends on securities	4,165	4,209	4,079	3,727	3,578
Interest on federal funds sold	98	13	132	194	94
Total interest income	10,076	9,701	9,317	8,931	8,583
Interest Expense	-	-	-	-	-
Deposits	5,095	4,669	4,584	4,566	4,344
Short-term borrowings	3	47	3	-	1
Total interest expense	5,098	4,716	4,587	4,566	4,345
Net interest income	4,978	4,985	4,730	4,365	4,238
Provision for loan losses	37	-	-	-	-
Net interest income after provision for loan losses	4,941	4,985	4,730	4,365	4,238
Other operating income	270	301	442	361	240
Other operating expenses	1,991	1,784	1,697	1,701	1,550
Income before taxes	3,220	3,502	3,475	3,025	2,928
Applicable income taxes	706	843	843	717	620
Net income	$ 2,514	$ 2,659	$ 2,632	$ 2,308	$ 2,308
Per Share Data					
Net income	$ 12.80	$ 13.43	$ 13.26	$ 11.64	$ 11.66
Dividends declared	$ 2.20	$ 2.10	$ 2.00	$ 1.10	$ 1.65
Average shares outstanding	196,474	197,940	198,563	198,303	198,303
At End of Period					
Total assets	$ 156,449	$ 143,415	$ 137,397	$ 132,581	$ 123,673
Securities	75,654	68,029	68,078	60,758	54,866
Loans, net of unearned income	72,616	70,010	64,179	60,147	60,492
Allowance for loan losses	445	440	461	471	479
Deposits	124,932	113,721	109,214	107,119	100,340
Shareholders' Equity	30,498	28,660	26,793	24,538	22,441
Key Ratios					
Return on average assets	1.70%	1.90%	1.94%	1.81%	1.90%
Return on average equity	8.49%	9.54%	10.18%	9.74%	10.65%
Net loans to deposit ratio	57.77%	61.18%	58.34%	55.71%	59.80%
Dividend payout ratio (dividends declared divided by net income)	17.19%	15.63%	15.09%	9.45%	14.15%
Equity to asset ratio (average equity divided by average total assets)	20.06%	19.96%	19.03%	18.56%	17.85%

NEFFS BANCORP, INC. AND SUBSIDIARY

QUARTERLY SUMMARY OF FINANCIAL DATA (Unaudited)

2001	Three Months Ended March 31	June 30	September 30	December 31
Interest income	$ 2,490	$ 2,548	$ 2,541	$ 2,497
Interest expense	1,268	1,278	1,290	1,262
Net interest income	1,222	1,270	1,251	1,235
Provision for loan losses	-	-	-	37
Other expenses, net of other income	394	434	453	440
Income before income taxes	828	836	798	758
Income tax expense	189	189	176	152
Net income	$ 639	$ 647	$ 622	$ 606
Earnings per share:				
Basic	$ 3.25	$ 3.29	$ 3.17	$ 3.09
Diluted	$ 3.25	$ 3.29	$ 3.17	$ 3.09

NEFFS BANCORP,INC. AND SUBSIDIARY

QUARTERLY SUMMARY OF FINANCIAL DATA (Unaudited)

2000	Three Months Ended March 31	June 30	September 30	December 31
Interest income	$ 2,412	$ 2,408	$ 2,423	$ 2,458
Interest expense	1,149	1,139	1,190	1,238
Net interest income	1,263	1,269	1,233	1,220
Provision for loan losses	-	-	-	-
Other expenses, net of other income	332	400	396	355
Income before income taxes	931	869	837	865
Income tax expense	229	206	202	206
Net income	$ 702	$ 663	$ 635	$ 659
Earnings per share:				
Basic	$ 3.53	$ 3.33	$ 3.20	$ 3.37
Diluted	$ 3.53	$ 3.33	$ 3.20	$ 3.37

NEFFS BANCORP, INC. AND SUBSIDIARY

COMMON STOCK INFORMATION (Unaudited)

The company's common stock is currently quoted on the National Quotations Bureau's Electronic Quotation Service ("Pink Sheets") under the trading symbol NEFB. The company's common stock is traded over-the-counter from time to time, primarily in the company's geographic service area, through several local market makers.

The following table sets forth the high and low bid quotations for the company's common stock as reported for each quarterly period of the 2001 and 2000 fiscal years. This information is based on monthly reports from F. J. Morrissey & Company, Inc. There may have been other bids or transactions not known to the company. The quotations reflect inter-dealer prices, do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

2001	HIGH	LOW	Cash Dividend Per Share
First Quarter	$ 216.00	$ 186.00	$
Second Quarter	210.00	188.00	1.10
Third Quarter	200.00	192.00	
Fourth Quarter	200.00	186.00	1.10

2000	HIGH	LOW	Cash Dividend Per Share
First Quarter	$ 196.00	$ 195.00	$
Second Quarter	196.00	196.00	1.00
Third Quarter	194.00	180.00	
Fourth Quarter	193.00	180.00	1.10

MANAGEMENT'S DICUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented with the accompanying consolidated financial statements for Neffs Bancorp, Inc. (the "corporation") and its wholly owned subsidiary The Neffs National Bank (the "bank"). The consolidated financial condition and results of operations consist almost entirely of the bank's financial condition and results of operations. This discussion should be read in conjunction with the financial tables, financial statements and notes to financial statements appearing elsewhere in this report. Current performance does not guarantee, assure or may not be indicative of similar performance in the future.

We have made forward-looking statements in this document and in documents that we incorporated by reference that are subject to risk and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the corporation and the bank. When we use words such as "believes", "expects", "anticipates" or other similar expressions, we are making forward-looking statements.

Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of the bank and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include the following:

-operating, legal and regulatory risks,
-economic, political and competitive forces affecting our banking business, and
-the risk that our analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that the corporation files periodically with the Federal Reserve Bank.

OVERVIEW

The corporation's assets increased by 9.08% to $156,448,829 at December 31, 2001 from $143,415,219 at December 31, 2000. During the same periods, loans receivable increased $2,600,533, or 3.73% to $72,170,359 from 69,569,826, while deposits increased $11,211,043 or 9.86% to $124,932,266 from 113,721,223. In 2001, the corporation recorded net income of $2,514,209 a decrease of 5.44% as compared with $2,658,876 in 2000.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

The single largest component of the corporation's primary operating income is net interest income. It is the amount by which interest earned on interest earning assets exceeds the interest paid on interest bearing liabilities. The change in interest income from year to year may be due to changes in interest rates, changes in volumes on interest earning assets and liabilities as well as changes in the mix of such assets and liabilities. The corporation's primary interest earning assets are loans to businesses and individuals with a secondary source of income earned from the investment securities portfolio. Interest bearing liabilities consist primarily of time deposits, NOW deposits, and savings deposits. Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest- earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income (including net loan fees earned) and interest expense calculated as a percentage of average earning assets.

2001 Compared to 2000

Total interest income increased by $374,289, or 3.86% to $10,075,768 for the year ended December 31, 2001 from $9,701,479 for the year ended December 31, 2000. This increase is the result of continued loan growth loan and temporary investments in federal funds.

Total interest expense increased by $381,805, or 8.10%, to $5,097,829 in 2001 from $4,716,024 in 2000. The bank continued to offer very competitive deposit account interest rates resulting in strong growth in both savings accounts and certificates of deposit.

Net interest income decreased by $7,516 or .15% to $4,977,939 in 2001 from $4,985,455 in 2000. Even as interest rates were generally on the decline during 2001, the corporation's net interest rate spread decreased to 2.26% in 2001 from 2.50% in 2000, as decreased earning asset yields out paced the decrease to funding costs. Net interest margin decreased from 3.70% in 2000 to 3.50% in 2001. This decrease was due mainly to the decrease in net interest income and the increase in average earning assets.

2000 Compared to 1999

Interest income increased by $384,995 or 4.13%, to $9,701,479 for 2000 from $9,316,484 for 1999. This increase was primarily the result of strong demand for loans, mostly consumer mortgage loans.

Interest expense for 2000 was $4,716,024 compared to $4,586,805 in 1999. This increase of $129,219, or 2.82% was the result of the rising rate environment during 2000 that contributed to the increase in the cost of funds.

Net interest income for 2000 was $4,985,455, an increase of $255,776 or 5.41%, from $4,729,679 in 1999. Even though interest rates were generally on the rise during 2000, the corporation's net interest rate spread decreased to 2.50% in 2000 from 2.52% in 1999, as increased funding costs slightly outpaced improvement in earning asset yields. However, the decline in net interest margin was slightly offset by higher levels of noninterest bearing deposits.

Table 1 presents a summary of the bank's average balances; rates, interest income and expense, the interest rate spread and the net interest margin for the years ended December 31, 2001, 2000, and 1999.

TABLE 1
AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

Year Ended December 31,	2001			2000			1999		
(DOLLARS IN THOUSANDS)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest-earning assets:									
Loans receivable(1)	$ 71,928	$ 5,813	8.08%	$ 66,870	$ 5,480	8.20%	$ 62,036	$ 5,106	8.23%
Investment securities:									
Taxable	43,516	3,043	6.99%	45,586	3,134	6.87%	44,048	3,010	6.83%
Non-taxable(4)	23,552	1,122	4.76%	22,171	1,075	4.85%	21,812	1,069	4.90%
Other interest-earning assets	3,350	98	2.93%	234	13	5.56%	2,774	132	4.76%
Total interest-earning assets	$ 142,346	$ 10,076	7.08%	$ 134,861	$ 9,702	7.19%	$ 130,670	$ 9,317	7.13%
Noninterest-earning assets	5,229			4,812			5,231		
Total assets	$ 147,575			$ 139,673			$ 135,901		
Interest-bearing liabilities:									
NOW	$ 6,975	$ 149	2.14%	$ 6,952	$ 146	2.10%	$ 6,508	$ 139	2.14%
Savings	29,386	916	3.12%	27,776	866	3.12%	26,813	796	2.97%
Certificates of deposit	69,353	4,030	5.81%	65,087	3,657	5.62%	66,079	3,649	5.52%
Short term borrowings	37	3	8.11%	760	47	6.18%	76	3	3.95%
Total interest-bearing liabilities	$ 105,751	$ 5,098	4.82%	$ 100,575	$ 4,716	4.69%	$ 99,476	$ 4,587	4.61%
Noninterest bearing liabilities:									
Demand deposits	11,453			10,302			9,660		
Other liabilities	764			912			906		
Shareholder's Equity	29,607			27,884			25,859		
Total Liabilities and Shareholder's Equity	$ 147,575			$ 139,673			$ 135,901		
Net interest income/spread(2)		$ 4,978	2.26%		$ 4,986	2.50%		$ 4,730	2.52%
Net interest margin			3.50%			3.70%			3.62%

(1) Average balances include non-accrual loans.
(2) Interest rate spread represesents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabiities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(4) There have been no tax equivalent adjustments made to yields.

Table 2 illustrates the impact and interaction of rate and volume changes for the periods indicated:

TABLE 2
RATE VOLUME ANALYSIS OF NET INTEREST INCOME
FOR THE YEAR ENDED, DECEMBER 31,

(DOLLARS IN THOUSANDS)	2001 VS 2000 Increase/Decrease				2000 VS 1999 Increase/Decrease			
	Volume	Rate	Rate/Volume	Total	Volume	Rate	Rate/Volume	Total
Interest income:								
Loans receivable	$ 415	$ (76)	$ (6)	$ 333	$ 398	$ (22)	$ (2)	$ 374
Investment Securities:								
Taxable	(143)	54	(2)	(91)	105	18	1	124
Non-taxable	67	(19)	(1)	47	18	(11)	(1)	6
Other interest-earning assets	173	(6)	(82)	85	(121)	22	(20)	(119)
Total interest-earning assets	$ 512	$ (47)	$ (91)	$ 374	$ 400	$ 7	$ (22)	$ 385
Interest expense:								
NOW/Money market	$ -	$ 3	$ -	$ 3	$ 9	$ (2)	$ -	$ 7
Savings	50			50	29	39	1	69
Certificates of deposits	240	125	8	373	(55)	64	(1)	8
Other liabilities	(45)	15	(14)	(44)	27	2	15	44
Total interest-bearing liabilities	$ 246	$ 142	$ (6)	$ 382	$ 10	$ 102	$ 15	$ 128
Net change in net interest income	$ 266	$ (189)	$ (85)	$ (8)	$ 390	$ (95)	$ (37)	$ 257

Provision for Loan Losses

Although the corporation maintains sound credit practices, loan deterioration may occur resulting in the eventual charge off of the loans as losses. The provision for loan losses and the allowance for loan losses are based upon management's ongoing assessment of the bank's credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation that is available to absorb potential yet undetermined future losses. The provision for loan losses is the amount charged against the bank's earnings. Its appropriateness and adequacy are determined based upon several factors including:

- a continuing review of delinquent, classified and non-accrual loans, large loans and overall portfolio quality,
- analytical review of loan charge-off experience, delinquency rates and other relevant historical and peer statistical ratios,
- management's judgment with respect to the nature of the portfolio, concentrations of credit, regulatory recommendations and current and projected economic and business conditions and their impact on the existing portfolio, and
- regular examinations and review of the portfolio by regulatory authorities.

The allowance is allocated to specific loan categories based upon management's classification of loans under the corporation's internal loan grading system and to pools of other loans that are not individually analyzed. Management makes allocations to specific loans based on the present value of expected future cash flows or the fair value of the underlying collateral for impaired loans and to other classified loans based on various credit risk factors. These factors include collateral values, the financial condition of the borrower and industry and current economic trends.

Allocations to commercial loan pools are developed by internal risk rating and are based on management's judgment concerning historical loss trends and other relevant factors. Installment and residential mortgage loan allocations are made at a portfolio level based on historical loss experience adjusted for portfolio activity and current conditions. Estimated credit losses are based on the average annual rate of net charge-offs experienced over the previous two or three years on similar loans, adjusted for current condition and trends. While allocations are made to specific loans and pools of loans, the allowance is available for all loan losses.

The provision for loan losses was $37,000 for 2001 and there was no provision for 2000 and 1999.

The allowance for loan losses represented .61% of total loans receivable at December 31, 2001 as compared with .63% and .72% at December 31, 2000 and 1999, respectively. Management regularly assesses the appropriateness and adequacy of the loan loss reserve in relation to credit exposure associated with individual borrowers, overall trends in the loan portfolio and other relevant factors, and believes the reserve is reasonable and adequate for each of the periods presented. The corporation has no credit exposure to foreign countries or foreign borrowers.

Table 3 sets forth the period-end loans receivable balances and summarizes the corporation's loan loss experience for the periods presented, as well as certain ratios related to net charge-offs and the allowance for loan losses as a percent of the total loan portfolio.

TABLE 3
SUMMARY OF LOAN LOSS EXPERIENCE

	Year Ended December 31,		
(DOLLARS IN THOUSANDS)	2001	2000	1999
Period-end Loans	$ 72,616	$ 70,010	$ 64,179
Average Loans	$ 71,928	$ 66,870	$ 62,036
Allowance for Loan Losses:			
Beginning Balance	$ 440	$ 461	$ 471
Charge offs: Consumer loans	(37)	(25)	(11)
Recoveries: Consumer loans	5	4	1
Provision for loan losses	37	-	-
Ending Balance	$ 445	$ 440	$ 461
Ratios:			
Net charge-offs to average loans	0.04%	0.03%	0.02%
Provision for loan losses to average loans	0.05%	0.00%	0.00%
Allowance for loan losses to period end loans	0.61%	0.63%	0.72%

Non-Interest Income

2001 Compared to 2000

Non-interest income consists primarily of service charges. Non-interest income for 2001 decreased $31,559 or 10.47%, to $269,731 from $301,290 in 2000. The decrease was primarily attributable to a decline in the fees generated through the sale of loan-related life and disability insurance. In addition, 2000 sundry income was higher due to a refund that was received following the conversion of the bank's employee life insurance benefit plan.

2000 Compared to 1999

Non-interest income decreased $140,900 or 31.86%, to $301,290 from $442,190 for 1999. Non-interest income for 1999 included the recovery of a previously written-down security, totaling $141,807.

Non-Interest Expense

Salary expense and employee benefits represent the largest component, or 46.77% of non-interest expenses. Non-interest expenses also include an array of other expenses such as:

- occupancy and equipment expenses
- stationery, printing and bank supplies
- advertising
- outside service providers, relating to data processing and ATM services
- professional fees for legal, accounting, and consulting services
- cost associated with the due diligence process of extending and maintaining loans and the collection process.
- bank shares tax and FDIC assessment and
- other types of expenses incurred as part of the normal course of operation of the bank.

2001 Compared to 2000

Non-interest expenses for 2001 were $1,990,762, representing an increase of $206,002, or 11.54%, compared to $1,784,760 for 2000.

Salary expenses and related employee benefits increased by $62,489, or 7.19%, to $931,058 for 2001 from $868,569 for 2000. This increase was due to the hiring of additional personnel; normal salary increases paid to employees and increased premium costs associated with group medical insurance. At December 31, 2001, there were 27 full-time equivalent employees as compared to 26 at December 31, 2000.

Occupancy and equipment expenses decreased by $6,618 or 2.70%, to $238,583 for 2001 from $245,201 for 2000. This decrease was mainly due to a minimum of equipment purchases and a decrease in depreciation expense.

Other expenses increased $128,436, or 29.74%, to $560,275 in 2001 from $431,839 in 2000. This increase in other expenses is primarily attributed to regulatory compliance expense incurred during 2001 of $90,320.

2000 Compared to 1999

During 2000, non-interest expenses increased by $87,534, or 5.16%, to $1,784,760 for 2000 from $1,697,226 for 1999.

Salary expenses and related employee benefits increased by $64,898, or 8.08% to $868,569 for 2000 from $803,671 for 1999. This increase is primarily attributable to the addition of bank personnel that was needed to support the corporation's growth along with normal salary and benefit adjustments. At December 31, 2000 there were 26 full-time equivalent employees as compared to 24 at December 31, 1999.

Occupancy and equipment expenses decreased by $29,979, or 10.89%, to $245,201 for 2000 from $275,180 in 1999. Furniture and equipment expenses showed a consistent decline over the period. In addition, declines in occupancy and equipment expense were attributable to certain assets being fully depreciated and new equipment purchases being kept to a minimum during 2000.

Other operating expenses increased by $30,391 or 7.57%, to $431,839 in 2000 from $401,448 in 1999.

Income Taxes

Income tax expense was $705,699 for 2001 as compared to $843,109 for 2000 and $843,139 for 1999. The 16.30% decrease in tax expense incurred in 2001 as compared to 2000 was the result of a reduction in net income and an increase in tax-free loans and securities.

Net Income

2001 Compared to 2000

Net income for 2001 was $ 2,514,209, a decrease of $144,667 or 5.44%, from $2,658,876 for 2000. The decrease in year 2001 net income was the result of a $7,516 decrease in net interest income, an increase in the provision for loan loss of $37,000, a decrease of $31,559 in other income, an increase of $206,002 in other expense and a decrease in income tax expense of $137,410.

Basic and diluted earnings per share for 2001 were $12.80 and for 2000 were $13.43.

2000 Compared to 1999

Net income increased to $2,658,876 for 2000 from $2,631,504 for 1999. This increase of $27,372, or 1.04% was the result of an increase of $256,000 in net interest income, a decrease of $141,000 in other income and an increase of $88,000 in other expense. Basic and diluted earning per share for 2000 was $13.43 and for 1999 was $13.25.

Securities

The corporation's securities portfolio is composed of investments that not only provide interest income, including tax-exempt income, but also provide a source of liquidity. The portfolio allows management to better respond to the bank's interest sensitivity position, to diversify the earning asset portfolio and provide collateral for public fund deposits and cash management/repurchase agreements. Established policies are in place that address various aspects in managing the portfolio, including but not limited to, concentrations, liquidity, credit quality, interest rate sensitivity and regulatory guidelines.

Although the bank generally intends to hold its securities portfolio until maturity, a portion of the portfolio is classified as available-for-sale. Securities in the held to maturity category are accounted for at amortized cost. Available-for-sale securities are accounted for at fair value with unrealized gains or losses, net of income taxes, reported as a separate component of stockholders' equity. The bank invests in securities for the yield they produce and not to profit from trading. The bank holds no trading securities in its portfolio.

The securities portfolio at December 31, 2001 totaled $75,653,843 as compared to $68,029,513 at December 31, 2000, an increase of $7,624,330, or 11.21%. Securities available-for-sale increased to $5,432,726 at December 31, 2001 compared to $3,218,424 at December 31, 2000, whereas securities held to maturity increased to $70,221,117 at December 31, 2001, from $64,811,089 at December 31, 2000. Other than the U.S. Government and its agencies, the bank holds no other securities of a single issuer whose aggregate carrying value exceeds 10% of stockholders equity.

The carrying value of the available-for-sale securities portfolio as of December 31, 2001 includes net unrealized losses of $151,931 (reflected as accumulated other comprehensive loss of $100,274 in stockholders' equity, net of deferred income taxes of ($51,657)) compared to net unrealized gains of $25,644 ($16,925 net of taxes of $8,719) as of December 31, 2000.

Table 4 illustrates the composition of the securities portfolio for the periods presented.

TABLE 4
SECURITIES

(DOLLARS IN THOUSANDS)	2001	December 31, 2000
Held to maturity securities:		
U.S. Government agencies and corporations	$ 17,807	$ 29,338
State and political subdivisions	30,804	22,040
Mortgage-backed securities	9,674	1,785
Other	11,936	11,648
Available-for-sale securities:		
Mortgage backed securities	3,892	670
US Treasury	1,018	2,029
Equity	523	519
Total securities	$ 75,654	$ 68,029

Table 5 presents the maturities and average weighted yields of the securities portfolio as of December 31, 2001.

TABLE 5
MATURITIES AND WEIGHTED AVERAGE YIELDS OF SECURITIES

(DOLLARS IN THOUSANDS)	Within one year		After one but within five years		After five but within fifteen years		After fifteen years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government agencies and corporations	$ 514	6.75%	$ 998	5.75%	$ 11,005	6.76%	$ 6,308	6.73%
State & political subdivisions(1)	1,264	8.35%	3,165	8.58%	21,565	7.32%	4,810	7.68%
Mortgage-backed securities	-	0.00%	2	8.00%	242	6.01%	13,322	6.42%
Other securities	1,210	7.03%	2,358	6.42%	6,718	6.72%	1,650	6.78%
Total Debt Securities	$ 2,988	7.55%	$ 6,523	7.37%	$ 39,530	7.05%	$ 26,090	6.91%

(1) Yields on tax-exempt debt securities have been computed on a fully tax-equivalent basis.

Loans

The loan portfolio comprises the major component of the corporation's earning assets. Net loans receivable increased $2,600,533, or 3.74% to $ 72,170,359 as of December 31, 2001 from $69,569,826 as of December 31, 2000. Net loans receivable represent 46.13% of total assets and 57.77% of total deposits as December 31, 2001 as compared to 48.51% and 61.18%, respectively, at December 31, 2000. All of the corporation's loans are to domestic borrowers.

Loan concentrations are considered to exist when the total amount of loans to any one or a multiple number of borrowers engaged in similar activities or have similar economic characteristics exceeds 10% of loans outstanding in any one category. At December 31, 2001, real estate loans amounted to $ 59,274,601 or 82.13% of total loans, and commercial and industrial loans amounted to $3,134,948, or 4.34% of total loans. Although such loans were not made to one specific borrower or industry, it is important to note that the quality of these loans is affected by the region's economy and real estate market. Management does not believe such a concentration poses a problem to the bank at this time.

Other than as described herein, management does not believe there are any trends, events, or uncertainties which are reasonably expected to have a material adverse impact on future results of operations, liquidity, or capital resources.

Table 6 presents the composition of the total loan portfolio for the periods presented.

TABLE 6
TOTAL LOANS OUTSTANDING

	December 31,			
	2001		2000	
(DOLLARS IN THOUSANDS)	Amount	%	Amount	%
Commercial	$ 4,579	6.31%	$ 5,969	8.03%
Commercial real estate	10,281	14.16%	7,378	11.04%
Residential real estate	39,491	54.38%	34,710	49.58%
Real estate construction	1,095	1.51%	3,690	5.27%
Home equity	10,882	14.99%	12,078	17.25%
Other consumer	6,288	8.66%	6,185	8.83%
Total Loans Outstanding	$ 72,616	100.00%	$ 70,010	100.00%

Table 7 summarizes the loan maturities and interest sensitivity for a segment of the loan portfolio.

TABLE 7
LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES
COMMERCIAL AND CONSTRUCTION LOANS
December 31, 2001

(DOLLARS IN THOUSANDS)	1 year or less	1 year thru 5 years	After 5 years	Total
Maturity of loans receivable:				
Commercial	$ 1,198	$ 10,228	$ 3,432	$ 14,858
Real estate-construction	-	1,095	-	$ 1,095
Total	$ 1,198	$ 11,323	$ 3,432	$ 15,953

	1 year thru 5 years	After 5 years
Fixed interest rates	$ 3,267	$ 3,432
Floating or adjustable interest rates	8,056	-
Total	$ 11,323	$ 3,432

Credit Risk and Loan Quality

The corporation continues to strive to minimize credit risk. The corporation's written lending policy requires underwriting, loan documentation and credit analysis standard to be met prior to the approval and funding of any loan. In accordance with that policy, internal loan review monitors the loan portfolio on an ongoing basis. The loan committee then prepares an analysis each quarter of the allowance for loan losses, which is then submitted to the Board of Directors for its assessment as to the adequacy of the allowance. The allowance for loan losses is an accumulation of expense that has been charged against past and present earnings in anticipation of potential losses in the loan portfolio.

The lending policy is executed through the tiered assignment of loan limit authorities (secured and unsecured), to individual officers of the bank, the Loan Committee and the Board of Directors. Although the corporation maintains sound credit policies, certain loans may deteriorate for a variety of reasons. The corporation's policy is to place all loans on a non-accrual status upon becoming 90 days delinquent in their payments, unless there is a documented, reasonable expectation of the collection of the delinquent amount. Loans are reviewed monthly as to their delinquency status, and on a quarterly basis through review and preparation of a troubled loans report, which is presented to the Board of Directors.

Total non-performing loans (comprised of non-accruing loans and loans past due for more than 90 days) as of December 31, 2001 were $ 369,000 as compared to $267,000 as of December 31, 1999. Total nonperforming loans as a percentage of total loans were .51% at December 31, 2001 as compared to .38% at December 31, 2000. While there was no foreclosed real estate as of December 31, 2001, this totaled $97,000 as of December 31, 2000. Lenders continue to work with customers to minimize losses associated with non-accrual and delinquent accounts. In addition, management is not aware of any material potential loan problems that have not been disclosed herein.

Table 8 presents detailed information about the corporation's non-performing loans and non-performing assets for the period presented.

TABLE 8
ASSET QUALITY RATIOS

	31-Dec		
(DOLLARS IN THOUSANDS)	2001	2000	1999
Non-accruing loans	$ 298	$ 4	$ 136
Accruing loans past due 90 days or more	71	263	337
Total nonperforming loans	$ 369	$ 267	$ 473
Other real estate	-	97	-
Total nonperforming assets	$ 369	$ 364	$ 473
Non-accrual loans:			
Interest income that would have been recorded on non-accrual loans	17	-	12
Interest income for above loans included in net income for the period	7	2	-
Ratios:			
Nonperforming loans to total loans	0.51%	0.38%	0.74%
Allowance for loan losses to nonperforming loans	120.60%	164.79%	97.46%
Nonperforming assets to total assets	0.24%	0.25%	0.34%
Commitments to lend additional funds to nonperforming loan customers	-	-	-
Restructured loans	-	-	-

Other Assets

Other assets decreased $178,657, or 12.28% to $1,275,837 as of December 31, 2001 from $1,454,494 as December 31, 2000 due to declines in interest receivables on loans and securities.

Deposits

Deposits are the major source of the corporation's funds for lending and other investment purposes. Total deposits at December 31, 2001 were $124,932,266, an increase of $11,211,043, or 9.86%, over total deposits of $113,721,223 as of December 31, 2000. The corporation experienced the following increases/(decreases) for the year 2001 as compared to 2000.

Non-interest bearing demand deposits	(5.26%)
Interest-bearing demand deposits	4.60%
Savings Deposits	26.91%
Time Deposits	6.21%

Table 9 sets forth the average balance of the corporation's deposits and the average rates paid on those deposits for the years ended December 2001, 2000, and 1999. All deposits are domestic deposits.

TABLE 9
AVERAGE DEPOSITS BY MAJOR CLASSIFICATION

	Year Ended December 31			
	2001		2000	
(DOLLARS IN THOUSANDS)	Average Amount	Average Rate	Average Amount	Average Rate
Interest bearing:				
NOW/Money Market	6,975	2.14%	6,952	2.10%
Savings deposits	29,386	3.12%	27,776	3.12%
Time deposits	69,353	5.81%	65,087	5.62%
Non-interest bearing:				
Demand deposits	11,453	0.00%	10,302	0.00%
Total	$ 117,167	4.35%	$ 110,117	4.24%

Table 10 displays the maturities and amounts of time certificates and other time deposits issued in denominations of $100,000 or more at December 31, 2001.

TABLE 10
DEPOSIT MATURITIES

(DOLLARS IN THOUSANDS)	Time Certificates
Three months or less	$ 1,948
Over three months but within six months	3,146
Over six months but within twelve months	3,863
Over twelve months	8,531
Total	$ 17,488

Federal Funds Purchased

The corporation has a $4,000,000 federal fund line of credit with its main correspondent bank, Atlantic Central Banker's Bank. The corporation had no federal funds purchased under this line at December 31, 2001 and 2000, respectively. As of December 31, 1999 federal funds purchased was $435,000.

Liquidity

Liquidity represents the corporation's ability to efficiently manage cash flows at reasonable rates to support possible commitments to borrowers or the demands of depositors. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

Sources of asset liquidity are provided through cash, amounts due from banks, interest-bearing deposits with banks and federal funds sold, which totaled $5,029,476 at December 31, 2001 as compared to $2,257,643 at December 31, 2000. Additional liquidity sources include principal payments on securities in the bank's securities portfolio and cash flow from its amortizing loan portfolio. Selling securities available-for-sale, selling loans or raising additional capital may be used to meet longer-term liquidity needs. At December 31, 2001, available-for-sale securities totaling $5,432,726 were available for liquidity purposes as compared with $3,218,424 at December 31, 2000.

Liability liquidity sources include attracting deposits at competitive rates. Core deposits at December 31, 2001 totaled $95,851,154 as compared to $86,258,029 at December 31, 2000. The corporation has established a federal fund line of credit and other credit facilities with the FHLB, which are reliable sources for short-and long-term funds.

Management is not aware of any demands, trends, commitments, or events that would result in the bank's inability to meet anticipated or unexpected needs.

Stockholder's Equity and Capital Requirements/Ratios

The net effect of the activity in stockholders' equity resulted in an increase of $1,837,523 in total stockholders' equity to $30,497,587 at December 31, 2001 from $28,660,064 at December 31, 2000. Stockholders' equity increased in 2001 as a result of retained earnings of $2,082,061 net of unrealized loss on securities and purchases of treasury stock totaling $559,487. At December 31, 2001, the bank had $100,274 in net unrealized losses on available-for-sale securities, as compared with $16,925 in net unrealized gains at December 31, 2000. Unrealized losses in 2001 of $ 117,199 were due mainly to decreased market value of mortgage-backed securities. FAS 115 requires banks to report securities classified as "available-for-sale" at fair value, with unrealized gains or losses, net of deferred income taxes, reported as a separate component of stockholders' equity. The FAS 115 adjustment is not included in the corporation's calculation of regulatory capital ratios.

The corporation places a significant emphasis on maintaining a strong capital base. The goals for capital planning are to build a strong capital base to allow for future growth, to support risks inherent in the banking industry, to retain earnings to meet regulatory requirements and to provide an adequate return to stockholders.

Current capital guidelines issued by federal regulatory authorities require the bank to meet minimum risk-based capital ratios in an effort to make regulatory capital more responsive to the risk exposure related to the bank's on and off-balance sheet items.

Risk-based capital provides the basis for which all banks are evaluated in terms of capital adequacy. Risk-based capital guidelines redefine the components of capital, categorize assets into risk classes and include certain off-balance sheet items in the calculation of capital requirements. The components of risk-based capital are segregated as Tier I and Tier II capital. Tier I capital is composed of total stockholder's equity reduced by goodwill and other intangible assets. Tier II capital is comprised of the allowance for loan losses and any qualifying debt obligations. Risk-based capital standards require all banks to have Tier I capital of at least 4% and total capital (including Tier I capital) of at least 8% of risk-weighted assets.

The bank is also subject to leverage capital requirements. This requirement compares capital (using the definition of Tier I capital) to average balance sheet assets and is intended to supplement the risk-based capital ratio in measuring capital adequacy. The guidelines set a minimum leverage ratio of 3% for institutions that are highly rated in terms of safety and soundness, and which are not experiencing or anticipating any significant growth. Other institutions are expected to maintain capital levels of at least 1% or 2% above the minimum. As of December 31, 2001, the bank has a Tier I leverage ratio of 20.1%.

Table 11 provides a comparison of the bank's risk-based capital ratios and leverage ratios.

TABLE 11
CAPITAL RATIOS

(DOLLARS IN THOUSANDS)	December 31, 2001	December 31, 2000
Tier 1, common stockholder's equity	$ 30,325	$ 28,404
Tier II, allowable portion of allowance for loan losses	445	440
Total capital	$ 30,770	$ 28,844
Tier I risk-based capital ratio	36.80%	34.00%
Tier II risk-based capital ratio	37.30%	34.50%

At December 31, 2001 and 2000 the bank exceeded the minimum regulatory capital requirements to be considered a "well capitalized" financial institution under applicable federal regulations.

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the bank's regulatory agency. At December 31, 2001, dividends were restricted not to exceed $5,949,000. These restrictions have not had, and are not expected to have, a significant impact on the Corporation's ability to meet its cash obligations.

Effects of Inflation

The majority of assets and liabilities of the corporation are monetary in nature, and therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The precise impact of inflation upon the bank is difficult to measure. Inflation may affect the borrowing needs of consumers, thereby impacting the growth rate of the corporation's assets. Inflation may also affect the general level of interest rates, which can have a direct bearing on the corporation.

Management believes the most significant impact on the financial results is the corporation's ability and timing to react to changes in interest rates. On an ongoing basis, management attempts to maintain an essentially balanced position between interest sensitive assets and liabilities, where such balancing is dependent on whether there is a rising or falling interest rate environment.

Interest Rate Sensitivity and Market Risk

In the normal course of conducting business activities, the corporation is exposed to market risk, principally interest rate risk. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expenses and the values of financial instruments. The Asset/Liability Committee manages interest rate risk.

The operations of the corporation do not expose it to foreign currency exchange or commodity price risks. Also, the corporation does not utilize interest rate swaps, caps or other hedging transactions. The corporation does not own any trading assets.

The principal objective of the corporation's asset/liability management activities is to provide consistently higher levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the corporation. The corporation utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The traditional maturity "gap" analysis, which reflects the volume difference between interest rate sensitive assets and liabilities during a given time period, is reviewed quarterly by management and the Asset/Liability Committee (ALCO) of the Board. A positive gap occurs when the amount of interest sensitive assets exceeds interest sensitive liabilities. This position would contribute positively to net income in a rising rate environment. Conversely, if the balance sheet has more interest sensitive liabilities maturing/repricing than interest sensitive assets, the balance sheet is liability sensitive or negatively gapped. This position would contribute positively to net income in a falling rate environment. Management continues to monitor sensitivity in order to avoid overexposure to changing interest rates, while maintaining adequate capital and liquidity levels. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the bank dependable and steady growth in net interest income regardless of the behavior of interest rates in general.

Another method used by management to review its interest sensitivity position is through "simulation". In simulation, the bank projects the future net interest streams in light of the current gap position. Various interest rate scenarios are used to measure levels of interest income associated with potential changes in our operating environment. Management cannot measure levels of interest income associated with potential changes in the bank's operating environment. Nor can it predict the direction of interest rates or how the mix of assets and liabilities will change. The use of this information will help formulate strategies to minimize the unfavorable effect on net interest income caused by interest rate changes.

A simple rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates. In the event of a change in interest rates, prepayments and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. Because of the uncertainties, the corporation utilizes more than one measurement tool in assessing interest rate sensitivity and market risk.

As of December 31, 2001, the corporation was more positively gapped than December 31, 2000 in terms of its "One Year" gap position. A positive gap position reflects the volume of interest rate sensitive assets to be greater than the volume of interest rate sensitive liabilities. In consideration of interest rates increasing, it is preferable to be in a positively gapped position since there are more interest rate sensitive assets that are either maturing or whose interest rates will be repricing upward, quicker than the maturity/repricing of the interest rate sensitive liabilities. This will enhance the corporation's bottom line by improving the corporation's net interest spread since it is expected that interest income will increase faster than interest expense.

The corporation's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. The corporation has the ability to expedite several strategies to manage interest rate risk, which include but are not limited to selling of residential and consumer mortgages, increasing/decreasing deposits via interest rate changes, borrowing from the Federal Home Loan Bank of Pittsburgh, and buying/selling security investments.

Table 12 presents the gap position for the bank at December 31, 2001. This schedule summarizes how many fixed rate assets and liabilities will pay down over the periods of time defined in the table.

TABLE 12
INTEREST RATE SENSITIVITY GAP

	Maturity/Repricing Intervals					
(DOLLARS IN THOUSANDS)	1-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Federal funds sold	$ 2,076	$ -	$ -	$ -	$ -	$ 2,076
Int. bearing deposits in the bank	45	-	-	-	-	45
						-
U.S.government securities	9,139	2,321	4,468	1,110	44,526	61,564
MBS & CMO's	403	1,219	599	703	10,642	13,566
Total Interest Earning Securities	9,542	3,540	5,067	1,813	55,168	75,130
						-
Total Loans	27,237	19,035	17,187	3,692	5,405	72,556
Total interest bearing assets	38,973	22,635	22,254	5,505	60,573	149,940
						-
NOW accounts	2,224	-	6,012	-	-	8,236
Savings	11,496	-	23,339	-	-	34,835
Total savings deposits	13,720	-	29,351	-	-	43,071
						-
CDs<$100,000	7,949	15,240	20,214	9,408	-	52,811
CDs>$100,000	1,948	3,146	3,863	8,531	-	17,488
Total time deposits	9,897	18,386	24,077	17,939	-	70,299
						-
Total Int. Bearing Liabilities	23,617	18,386	53,428	17,939	-	113,370
						-
Rate-Sensitive Gap	15,356	4,249	(31,174)	(12,434)	60,573	36,570
Cumulative Gap	15,356	19,605	(11,569)	(24,003)	36,570	

Regulatory Activity

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of the corporation. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the corporation. As a consequence of the extensive regulation of commercial banking activities in the United States, the bank's business is particularly susceptible to being affected by federal regulation and regulations that may increase the cost of doing business. Except as specifically described above, management believes that the effect of the provisions of the aforementioned legislation on the liquidity, capital resources, and the results of operations of the bank will be immaterial. Management is not aware of any other current specific recommendations by regulatory authorities or proposed of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have a negative impact on the corporation's results of operations.

Further, the business of the corporation is also affected by the state of the financial services industry in general. As a result of legal and industry changes, management predicts that the industry will continue to experience a certain amount of consolidations and mergers. Management believes that such consolidations and mergers may enhance its competitive position as a community bank.

Neffs Bancorp, Inc. and Subsidiary The Neffs National Bank
5629 Route 873 • Neffs, Pennsylvania 18065
www.neffsnatl.com